October 14, 2011

Via E-mail
Xiangying Meng
President and Chief Executive Officer Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26 Fengtai District, Beijing, PRC

Re: Xunna Information Technology Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed September 19, 2011
File No. 333-175919

Dear Mr. Meng:

We have reviewed your amended registration statement and response letter dated September 16, 2011, and we have the following comments. References to prior comments are to those contained in our letter dated September 6, 2011.

General

1.
Many of your responses to our prior comments state merely “revised.” For ease of our review, in your next response letter, please respond to our comments by explaining briefly how, and on what page(s), you have revised your disclosure in response to our comments, or by telling us why you believe it is unnecessary to revise your disclosure in response to our comments.

Response: will do

Outside Front Cover Page of the Prospectus

2.
As requested in prior comment 3, please revise your filing to ensure that the front cover page is limited to one page. In this regard, we note that the information required to be presented on the front cover page currently spans three pages of the filing.

Response:  font was changed to accommodate

Mr. Xiangying Meng
Xunna Information Technology Inc.
October 14, 2011

Risk Factors and Uncertainties “Blank Check Disclaimer,” page 8

3.
We re-issue prior comment 7, as it remains unclear from your revised disclosure the risk to the company or investors posed by your stated belief that the company is not a blank check company within the meaning of Section 7(b)(3) of the Securities Act. As previously requested, please revise the caption and the body of the risk factor to clarify the material risks presented.

Response:  we replaced the blank check disclaimer with this “shell” risk factor which is more material to our company and shareholders Because we have nominal assets and no significant revenue, we are considered a "shell company" and will be subject to more stringent reporting requirements.

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, we are a “shell company” pursuant to Rule 144, and as such, sales of our securities pursuant to Rule 144 are not able to be made until 1) we have ceased to be a “shell company"; 2) we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; and, 3) have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the Company’s status as a non-“shell company.” If less than 12 months has elapsed since the Company ceases being a “shell company”, then only registered securities can be sold pursuant to Rule 144. Therefore, any restricted securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until a year after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless. Lastly, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).

4.
Further, we note your response to prior comment 13 indicating that the company’s specific business purpose is other than to “provide business consulting services.” Accordingly, please revise this description of your business purpose where it appears on page 8, and ensure that disclosure regarding the company’s specific business plan is consistent and accurate throughout the filing.

Response: revised the description on page 8 as:
We plan to provide small-size enterprises with Internet building services, including website development and design, market analysis and general commercial services such as business planning and accounting support for start-up Internet companies. The future of our company depends on our ability to market the services, which require detailed planning of the services we offer so that it satisfies customer demands without causing unnecessary cost and expenses. Our operating performance is also affected by our ability of adjusting price to promote newly introduced services or to be more competitive.

Risks Related to Doing Business in China, page 9

5.
It is unclear whether and/or how certain of the risk factors you have added to this section apply to Xunna. For example, you refer in several risk factors under this heading to your “Chinese subsidiaries” and to your “PRC operating subsidiary,” but you state elsewhere in the filing, including on page 30, that the company has no subsidiaries. Please revise to ensure that you present material risks that are applicable to the company, and that you provide consistent and accurate disclosure regarding the company’s subsidiaries, if any.

Response: we have no subsidiaries and have deleted all reference to them

Mr. Xiangying Meng
Xunna Information Technology Inc.
October 14, 2011

6.
Further, we note the reference in this and the following risk factor to your “affiliated entity” in China. If material to Xunna, please identify this affiliated entity and describe its relationship with the company where appropriate in the filing. Alternatively, please remove these references.

Response: removed and deleted

“Governmental Regulation,” page 10

7.
Given the length and format of the disclosure presented under this heading, it appears that this discussion of PRC laws and regulations should instead be presented in your Business section and revised to explain specifically their applicability to the company. Please relocate and revise this disclosure accordingly.

Response: relocated to page 27

8.
Further, revise your risk factor disclosure as necessary to ensure that it discusses the material risks presented to the company or investors by the PRC laws and regulations you describe. In this regard, although you discuss several PRC laws and regulations under this heading, it is unclear the risks they pose to the company and how specifically they apply to the company.

Response:  Tax Dividend risk factor not relevant to our business

“Fluctuation in the value of the RMB...,” page 10

9.
You state here that your “revenues and costs are mostly denominated in RMB, while a significant portion of [y]our financial assets are denominated in U.S. dollar[s].” Please revise to avoid suggesting that the company currently generates revenues. Further, describe for us the financial assets you hold that are denominated in U.S. dollars.

Mr. Xiangying Meng
Xunna Information Technology Inc.
October 14, 2011

Response: revised on page 10

“Changes in China’s political or economic situation...” page 14

10.
Similarly, you indicate here that changes in China’s political or economic situation could damage your “operations and profitability.” Please revise to clarify that you have no operations and that you are not currently profitable.

Response: revised on page 14

Risks Related to Our Offering

“The company will be subject to the 15(d) reporting requirements...,” page 20

11.
We refer to the following statement: “Even if the Company is not required to file the reports, it is the intension [sic] of the Company to file the necessary reports to be considered fully reporting.” As requested in prior comment 12, please revise this sentence to avoid indicating inaccurately that the company may be considered “fully reporting” if, in the future, its Section 15(d) obligations are automatically suspended and it does not have a class of securities registered under Section 12 of the Exchange Act. This comment also applies to similar language on page 36.

Response: revised on page 20

Business General

12.
Further to comment 7 above, please revise your Business disclosure to discuss any governmental approvals in the PRC or elsewhere that the company needs in order to conduct its planned business, and indicate the status of the approval process if you have not yet obtained any such approvals. Further, ensure that you disclose the effect of existing and probable PRC governmental regulations on your intended business. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Response:  At this time there are no governmental restrictions or regulations that would affect our planned operations.

13.
Further, tell us whether, as a result of having non-PRC investors, you anticipate needing to obtain any PRC approvals or licenses or to comply with other applicable PRC regulations, in order to conduct your business as planned. Tell us whether Xunna plans to conduct its business activities in the PRC directly, through subsidiaries, and/or through entities with which it has contractual relationships. Further, explain to us how your planned business activities and corporate structure will comply with applicable requirements in the PRC, given that the company presumably will have investors who are not PRC citizens.

Response: the company is a Nevada Corporation and will conduct its business directly with its clients there are no issues regarding foreign or domestic investors.

Mr. Xiangying Meng
Xunna Information Technology Inc.
October 14, 2011

Marketing and Strategy, page 26

14.
You assert here that you hope to “gain access to the equity market with an OTCBB listing, giving [you] the opportunity to raise additional investment capital.” We note similar disclosure on page 31. Please revise to explain why you believe that an OTCBB quotation will give the company the opportunity to raise additional funds.

Response: We feel if we were a fully reporting company we would have greater access to institutional investors and have more access to varied funding sources

Management’s Discussion and Analysis

Results of Operations For The Period From Inception Through June 30, 2011, page 31

15.
Further to prior comment 17, we again note your disclosure that you “do not anticipate earning revenues until [you] have initiated [y]our business plan.” Please clarify what you mean by “initiating your business plan,” and when you anticipate doing so. We note also that you suggest on page 26 that you have not yet determined your business model. If the company has not yet developed a sufficiently-detailed business plan, please provide prominent risk factor disclosure of this fact, and tell us how the company’s lack of a business plan is consistent with your belief that you are not a blank check company.

Response: We hope to begin our operations within sixty days of this Registration going effective. We hope to have our web site up and operational at that time. We plan to provide small-size enterprises with Internet building services, including website development and design, market analysis and general commercial services such as business planning and accounting support for start-up Internet companies. The future of our company depends on our ability to market the services, which require detailed planning of the services we offer so that it satisfies customer demands without causing unnecessary cost and expenses. Our operating performance is also affected by our ability of adjusting price to promote newly introduced services or to be more competitive.

Limited Operating History; Need for Additional Capital, page 31

16.
We note the revisions you have made to this section in response to prior comment 19. As requested, please also state the minimum period of time that you expect to be able to conduct planned operations using currently-available capital resources.

Response: We feel we have the financial support necessary to develop our program over the next twelve months.

Where You Can Find More Information, page 36

17.	As requested in prior comment 11, please clarify here that the company’s Section 15(d) obligations will apply upon effectiveness of your Form S-1 registration statement.

Response: revised on page 35

Please note the Company is subject to the 15(d) reporting requirements according to the Securities Exchange Act of 1934 upon the “effectiveness” of this S-1 Registration Statement.

Mr. Xiangying Meng
Xunna Information Technology Inc.
October 14, 2011

Signatures, page II-4

18.
We re-issue prior comment 24. Please revise the preamble to the signature on behalf of the issuer to conform to the language prescribed by the Signatures section of Form S-1, which begins, “Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned....”

Response:  revised as requested

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray Attorney-Advisor